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FEB 29 2008
Washington, DC
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08029101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParaCap Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6140 Parkland Blvd. Suite 300
(No. and Street)

Mayfield Heights	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840 ext 205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	OH	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParaCap Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

JAMES W. TYSON
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARACAP GROUP, LLC

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER
PARACAP GROUP, LLC

We have audited the accompanying statement of financial condition of Paracap Group, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paracap Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

February 25, 2008

PARACAP GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 235,261
Prepaid expenses	639
	$ 235,900

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 11,226
Due to related party	25,188
Accrued liabilities	5,050
	41,464

MEMBER'S EQUITY

MEMBER'S EQUITY	194,436
	$ 235,900

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

		PERCENTAGE OF REVENUES
REVENUES	$ 1,545,000	100.0 %
EXPENSES		
Guaranteed payments	1,330,000	86.1
Office and miscellaneous	40,351	2.6
Professional fees	59,872	3.9
	1,430,223	92.6
OPERATING INCOME	114,777	7.4
OTHER INCOME		
Interest income	780	.1
Other income	35,000	2.3
	35,780	2.4
NET INCOME	$ 150,557	9.8 %

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY, BEGINNING OF YEAR	$ 13,879
CONTRIBUTIONS	30,000
NET INCOME	150,557
MEMBER'S EQUITY, END OF YEAR	$ 194,436

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 150,557
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided by (used in) changes in the followings items:		
Increase in prepaid expenses	$ (639)	
Increase in accounts payable	11,226	
Increase in due to related party	25,188	
Increase in accrued liabilities	5,050	40,825
Net cash provided by operating activities		191,382
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		30,000
NET INCREASE IN CASH		221,382
CASH - BEGINNING OF YEAR		13,879
CASH - END OF YEAR		$ 235,261

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Paracap Group, LLC (the "Company"), an Ohio limited liability company, is a securities broker-dealer conducting business in the state of Ohio. The Company primarily provides capital raising and corporate development services.

Revenue Recognition

The Company recognizes revenue upon the receipt of fees charged for services provided.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company taxed as a single member LLC in which all elements of income and deductions are included in the tax returns of the member of the Company. Therefore, no provision for Federal or state income taxes has been included in these financial statements.

2. OTHER INCOME

Other income represents a one-time payment received from the Financial Industry Regulatory Authority for a special member payment.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/8th of aggregate indebtedness. In addition, the State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000. At December 31, 2007, the Company exceeded all net capital requirements.

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Paragon Group, LLC (the "Parent"). From time to time the Parent pays certain expenses on behalf of the Company. The Company accrues these expenses and has recorded a liability in the amount of $25,188 due to the Parent in the accompanying statement of financial condition.

5. SUBSEQUENT EVENT

Subsequent to December 31, 2007, the Company successfully brokered the sale of an unrelated party and received approximately $1,300,000 in revenue for services provided.

PARACAP GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

PARTNERSHIP CAPITAL	$ 194,436
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL	
Other non-allowable assets	639
NET CAPITAL	193,797
MINIMUM REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 188,797

See the reconciliation on page 13 between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding December 31, 2007 FOCUS Report as filed by the Company.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2007

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i)

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2007

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i)

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2007

Not required to prepare. Paracap Group, LLC does not effect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2007

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total partnership capital from statement of financial condition	$ 194,436	$ 224,024	$ (29,588)
6a	Total non-allowable assets from statement of financial condition	(639)	(639)	-
10	Net capital	$ 193,797	$ 223,385	$ (29,588)
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT				
11	Minimum net capital required (12 1/2% of aggregate indebtedness)	$ 5,183	$ 1,485	$ 3,699
12	Minimum dollar requirement	$ 5,000	$ 5,000	$ -
13	Net capital requirement	$ 5,183	$ 5,000	$ 183
14	Excess net capital:			
	Net capital	$ 193,797	$ 223,385	$ (29,588)
	Less: Net capital requirement	(5,183)	(5,000)	(183)
	Total	$ 188,614	$ 218,385	$ (29,771)
15	Excess net capital at 1000 percent (Line 10 less 10% of line 19)	$ 189,651	$ 222,197	$ (32,547)
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness liabilities	$ 41,464	$ 11,876	$ 29,588
20	Percent of aggregate indebtedness to net capital	21%	5%	16%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBER
PARACAP GROUP, LLC

In planning and performing our audit of the financial statements of Paracap Group, LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

February 25, 2008

END